November 3, 2011

DIRECT DIAL: 212.451.2230
EMAIL: MNEIDELL@OLSHANLAW.COM

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Mellissa Campbell Duru, Esq.

Re:	Cracker Barrel Old Country Store, Inc.
Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A Filed on October 28, 2011 by Biglari Holdings Inc., Biglari Capital Corp., The Lion Fund, L.P., Sardar Biglari (“Biglari”)
File No. 1-25225

Schedule 13D/A filed by Biglari Holdings Inc., Biglari Capital Corp., The Lion Fund, L.P., Sardar Biglari
Filed August 23, 2011
File No. 5-60679

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated November 2, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Biglari and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

November 3, 2011

Background of the Solicitation, page 5

1.	Please refer to your response to prior comment 6 and disclosure on page 9. Please clarify further in your disclosure how the poison pill will serve to “disenfranchise[] all shareholders...”

Biglari is using the word “disenfranchise” in accordance with its Merriam-Webster dictionary definition, to deprive of a right or privilege.  Biglari has revised the Proxy Statement accordingly.  See page 9 of the Proxy Statement.

2.
Please refer to your response to prior comment 9. Each time you make statements in your soliciting materials regarding the participants’ belief that the appointment of Mr. Biglari would not result in any antitrust injury, consistently set forth such assertions as your opinion.

Biglari has revised the Proxy Statement in response to this comment.  See page 6 of the Proxy Statement.

3.
Refer to your response to prior comment 16. You have not revised your disclosure to provide the necessary context to your statement. We reissue our comment. Further, if the support you are providing is the Tennessean article, revise your disclosure to specify the time frame covered by the highlighted language.

Biglari has revised the Proxy Statement in response to this comment.  See page 10 of the Proxy Statement.

Proposal No. 1, page 11

4.
We reissue prior comment 18. Please provide supplementally additional supporting data for your statement that Biglari Holdings has achieved an average return of 19.3 % per annum since 2000. Further, please revise your disclosure to acknowledge, if true, that your track record includes periods in which measurable success was not achieved. Also, as done in your response, please disclose, if true, that the assessment of “success” is based on Biglari Holdings’ and affiliates’ judgment of performance in the long-term and may not reflect less successful, short-term results.

Biglari has revised the Proxy Statement in response to this comment.  See page 12 of the Proxy Statement.

Proposal No. 2, page 14

5.
We partially reissue prior comment 19. As done in your response, please set forth the basis for your belief that the type of poison pill enacted will limit the company’s stock price, inclusive of the assumptions you are making. Alternatively, please remove the statement.

Biglari has revised the Proxy Statement in response to this comment.  See page14 of the Proxy Statement.

November 3, 2011

Schedule 13D/A

6.	We continue our review of prior comment 26 and may have further comment.

Biglari acknowledges the Staff’s comment.

*           *           *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

Enclosure

cc:           Sardar Biglari